# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RUM Group Inc., CIK 0001830081
CUSIP: 78137L105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 444 Gulf of Mexico Dr., Longboat Key, Florida (FL), 34228
Date of event which requires filing of this statement: 11/12/2026
Filed by CIK 0001947645
Persons authorized to receive notices and communications: Christopher Pavlovski, c/o RUM Group Inc., 444 Gulf of Mexico Dr., Longboat Key, Florida (FL), 34228, 9412100196; Russell L. Leaf, 787 Seventh Avenue, New York, New York (NY), 10019-6099, 2127288000; Sean M. Ewen, 787 Seventh Avenue, New York, New York (NY), 10019-6099, 2127288000; Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York (NY), 10019-6099, 2127288000

## Reporting persons
- Christopher Pavlovski (CIK 0001947645): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 130,255,629; shared voting power 0; sole dispositive power 130,255,629; shared dispositive power 0; aggregate amount beneficially owned 130,255,629 (29.9% of the class)
  Comment: (1) With respect to Boxes 7, 9 and 11: Consists of (i) 226,671 shares of Class A Common Stock (as defined below) owned by the Reporting Person; (ii) 95,045,969 shares of Class A Common Stock issuable upon the exchange of exchangeable shares in 1000045728 Ontario Inc., a corporation formed under the laws of the Province of Ontario, Canada, and an indirect, wholly owned subsidiary of the Issuer (such shares, the "ExchangeCo Shares"), a portion of which have been placed in escrow pursuant to the terms of the Business Combination Agreement, dated December 1, 2021 (the "Business Combination Agreement"), by and between CF Acquisition Corp. VI (n/k/a RUM Group Inc.) and Rumble Inc. (n/k/a Rumble Canada Inc.), and are subject to vesting conditions and forfeiture pursuant to the terms of the Business Combination Agreement; and (iii) 34,982,989 shares of Class A Common Stock issuable upon the exercise of options, a portion of which are subject to vesting conditions and forfeiture pursuant to the terms of the Business Combination Agreement. Excludes (i) 95,045,969 shares of Class C Common Stock, par value $0.0001 per share, of the Issuer (the "Class C Common Stock"), which are issued in tandem with each ExchangeCo Share, with each such share of Class C Common Stock intended to give the holder thereof the same voting rights as one share of Class A Common Stock, but are non-economic, and (ii) 95,791,120 shares of Class D Common Stock, par value $0.0001 per share, of the Issuer, with each share carrying 11.2663 votes per share, and are non-economic.
  
  (2) With respect to Box 13: Percentage based on (i) 276,490,561 shares of Class A Common Stock issued and outstanding and (ii) 123,690,477 shares of Class A Common Stock issuable upon exchange of the ExchangeCo Shares, in each case as of November 6, 2026 and inclusive of all shares of Class A Common Stock and ExchangeCo Shares held in escrow pursuant to the terms of the Business Combination Agreement, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2026, filed with the Securities and Exchange Commission on November 12, 2026 (the "Form 10-Q").

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: RUM Group Inc.
Address of issuer's principal executive offices: 444 Gulf of Mexico Dr., Longboat Key, Florida (FL), 34228
Comment:
This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") is being filed to report a greater than 1% change in the Reporting Person's beneficial ownership of Class A Common Stock solely due to an increase in the aggregate number of shares of Class A Common Stock issued and outstanding as of November 6, 2026, as reported in the Form 10-Q (primarily as a result of new shares of Class A Common Stock issued by the Issuer to holders of Northern Data AG securities in connection with the Issuer's acquisition of Northern Data AG); Mr. Pavlovski did not sell any Issuer securities and he still controls approximately 80% of the voting power of Issuer through his ownership of the high-vote Class D Common Stock. Only those items that are hereby reported are amended, and all other items reported in the Schedule 13D remain unchanged.

This Amendment No. 4 amends the Schedule 13D originally filed by the Reporting Person on September 26, 2022 (the "Original Schedule 13D" and together with Amendment No. 1 thereto filed on September 6, 2023, Amendment No. 2 thereto filed on December 27, 2024, Amendment No. 3 thereto filed on February 11, 2025 and this Amendment No. 4, the "Schedule 13D"). The principal executive offices of the Issuer are located at 444 Gulf of Mexico Drive, Longboat Key, Florida 34228. Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Christopher Pavlovski (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is c/o RUM Group Inc., 444 Gulf of Mexico Drive, Longboat Key, Florida 34228.
Present principal occupation or employment: The Reporting Person's principal occupation or employment is Chief Executive Officer of the Issuer. The name, principal business and address of the corporation or other organization in which such employment is conducted is Rumble Canada Inc., an indirect, wholly owned subsidiary of the Issuer, 218 Adelaide Street West, Suite 400, Toronto, Ontario, M5H 1W7, Canada.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction: Not applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 130,255,629 shares of Class A Common Stock (as determined and described in note (1) above), which represent 29.9% of the issued and outstanding shares of Class A Common Stock (as determined and described in note (2) above).
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote and sole power to dispose of 130,255,629 shares of Class A Common Stock.
Transactions in the class effected during the past sixty days: No transactions in the Issuer's capital stock were effected during the past 60 days by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See Item 4.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Christopher Pavlovski: /s/ Sergey Milyukov, as attorney-in-fact, Sergey Milyukov, attorney-in-fact (11/13/2026)